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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For February 27, 2002




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F    X          Form 40-F
                              -------                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes        No   X
                              -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-     N.A.
                       -----------


                               Page 1 of 23 Pages
                         Exhibit Index Appears on Page 4


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                               MADGE NETWORKS N.V.

ITEM 1.  ARTICLES OF ASSOCIATION OF MADGE NETWORKS N.V.


On October 10, 2001, Madge Networks NV (the "Company") held a Special General
Meeting of Shareholders (the "Meeting"). At this meeting, the Company's shareholders voted in favour of approving an amendment of the Articles of Association of the Company. Subsequent to this the Dutch authorities approved the amendment (as is required under the laws of the Netherlands).


Attached as Exhibit 1 to this Form 6-K is a copy of the English translation of the Amended Articles of Association of the Company in force as of November 22, 2001.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Madge Networks N.V.


                                         By:  /s/ Martin Malina
                                              -----------------------
                                              Martin Malina
                                              Chief Executive Officer


Date: February 27, 2002

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                                  EXHIBIT INDEX
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

                                                                            Page
                                                                            ----
Exhibit 1    Articles of Association of Madge Networks N.V. in force
             with effect from 22 November 2001                                5

                                       4